CHINA UNICOM LIMITED (Stock Code: 762)

(Incorporated in Hong Kong with limited liability under the Hong Kong Companies Ordinance)

August 5, 2005

By Facsimile

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
United States of America

Re:                               Annual Report on Form 20-F for the Fiscal Year
ended December 31, 2004 (File No. 1-15028)

Dear Mr. Spirgel:

China Unicom Limited (the “Company”) has received the comment letter from the staff dated July 29, 2005 relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (the “Form 20-F”), which was filed with the Securities and Exchange Commission on June 28, 2005. On behalf of the Company, we wish to thank you and the other members of the staff for taking the time to review the Form 20-F and for providing us with your helpful comments.

The Company notes that the staff has requested that the Company either: (i) amend the Form 20-F in response to the staff’s comments and respond to these comments within 10 business days or (ii) inform the staff as to when the Company will provide a response to these comments. The Company has carefully reviewed and considered the staff’s comments, and is in the process of preparing a response to these comments. Regrettably, the Company believes that it will not be in a position to respond to all of the staff’s comments within 10 business days. However, the Company expects that it will be in a position to respond to all of the staff’s comments by August 26, 2005, and would be grateful if the staff could accommodate the Company in this regard.

Mr. Larry Spirgel

Thank you again for your time. Please feel free to contact Jackson Yee (Company Secretary) at 852-2121-3220 with any questions you may have.

Very truly yours,

/s/ Tong Jilu

TONG Jilu
Chief Financial Officer

cc:	Ivette Leon
Kathryn Jacobson
Cheryl Grant
(Securities and Exchange Commission)

Jackson Yee
(China Unicom Limited)

Elton Yeung
Stephen Wong
Daniel Hu
(PricewaterhouseCoopers)

Chun Wei
Calvin Lai
(Sullivan & Cromwell LLP)